Mail Stop 4561

October 7, 2005

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

       Re: **DealerTrack Holdings, Inc.**
                Registration Statement on Form S-1
                Filed on July 28, 2005
                File No. 333-126944

Dear Mr. Jacobs:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1, as marked to show changes.

General

1.   We will supplementally convey our comments on your inside front cover page graphics.

2.   In connection with your response to prior comments 3 and 37 from our last letter dated August 24, 2005, we note your inclusion of the third party source materials you cite in your prospectus. In addition to these reports, however, we note the additional references to AutoCount, Inc. on page 29 and Automotive News on page 62. Similar to our prior comments, please provide the date of the report, magazine or cited industry information and key assumptions. Please confirm that the information is publicly available without cost or for a nominal payment.

Summary

Our Business

Transactions and Relationships with Certain of the Underwriters and Their Affiliates, page 5

3.   Please revise your disclosure at the top of page five and throughout where you discuss the WFS Financial, Inc. relationship to quantify in dollars, percentage of total revenues or otherwise define what you mean by a "significant customer of ours."

Use of Proceeds, page 31

4.   We note your response to prior comment 16 from our last letter regarding your use of proceeds. Noting you intend to use at least 25% of your net offering proceeds to repay the $25.0 million term loan facility, please provide your best estimate for the remainder of your proceeds between acquisitions and other general corporate purposes, clarifying what other general purposes might include.

Notes to Unaudited Combined Condensed Pro Forma Statements of Operations, page 39

5.   We have read your response to prior comment numbers 22 and 23 and do not believe that you have provided sufficient information regarding the expected allocation to each specific category of intangible asset (e.g., customer lists, non-competes, and technology) or the sensitivity of your amortization expenses due to this allocation. Please revise to provide readers with your expectations as to the allocation of the intangible assets to the individual categories based on your experience with previous acquisitions and knowledge of the assets acquired and disclose the useful lives that you expect to assign to each category. In addition, expand your sensitivity analysis beyond a statement that any change in the estimated average useful life could result in a material change.

6.   Please describe to us, in detail, how you calculated the amount of the LML revenue reduction referred to in prior comment number 25. Identify and explain to us, in detail, all assumptions used in calculating this adjustment. As part of your response, tell us how your adjustment reflected the following:

   •   Transferred (payment streams transferred to finance companies) contracts in effect at the time of your acquisition;
   •   Transferred contracts that expired in 2004 prior to your acquisition, and
   •   New transferred contracts initiated in 2004 prior to your acquisition.

In addition, explain to us why you believe that this adjustment is consistent with the pro forma preparation requirements of Rule 11-02 of Regulation S-X.

7.   We note you did not address, in your response to prior comment number 24, the guidance in Rule 11-01(b)(6)(ii) of Regulation S-X indicating that the event giving rise to your adjustment must have a continuing impact. Please explain to us how the adjustment to Chrome's historical legal expenses meets this requirement. Separately, to the extent that you consider this to be an infrequent or nonrecurring item, pro forma adjustment would not be appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 51

8.   We note that you did not revise your MD&A in response to prior comment number 26. Please revise to provide the disclosures described in paragraph 180 of the AICPA Practice Aid.

9.   You disclose on page 51 and on page F-15 that the fair value of your common stock was based on contemporaneous valuations. However, it appears that you "reassessed" the fair value of your common stock in July 2005 based on retrospective valuations prepared by a valuation specialist (Empire) as of May and August 2004. Please revise your disclosures to clarify that the determination of the fair value of your common stock was based on a combination of contemporaneous and retrospective valuations and provide the disclosures described in paragraph 182 of the AICPA Practice Aid.

10.   We note that the fair values of your common stock between May 2005 and June 2005 were determined based on the average of three "IPO values" determined by investment banking firms. Please describe these valuations to us in more detail and explain how these were objectively supportable or based on the generally accepted valuation methodologies described in paragraph 46 of the AICPA Practice Aid.

11.   We note that you significantly revised the assumptions used by Empire related to illiquidity and the allocation to your preferred stock. Please tell us more about these revisions. Describe to us the objectively supportable information that you relied on in determining the appropriate assumptions and explain how both you and Empire considered the preferred shareholders' rights in determining the allocation of fair value to your common stock. In addition, provide us with the valuation reports prepared by Empire.

Quarterly Results of Operations, page 56

12.   We have read your response to prior comment number 33 and we do not believe that the reasons cited for not providing quarterly gross profit information are relevant in the context of Item 302 of Regulation S-K. Please revise your disclosures to provide gross profit information for each quarter as required by this item.

Principal and Selling Stockholders, page 101

13.   In conjunction with prior comment 46, please revise your disclosure to indicate whether at the time of the acquisition all selling shareholders who are affiliates of broker-dealers (i.e., J.P. Morgan and Wells Fargo) had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities being offered for their accounts.

Description of Capital Stock

Preferred Stock, page 106

14.   Regarding prior comment 44, we note your relocation of this disclosure from the related party section to the description of securities.   Please consider relocating this disclosure to the related party section of your disclosure. Further, we note page F-29 to the Notes to Financial Statements and your Fourth Restated Certificate of Incorporation refers to a "conversion price" and "conversion cost." Further, the calculations as described in your certificate attempt to explain a number of adjustments. Please explain to us the differences between these terms and tell us whether there is a risk of these two conversion measurements varying prior to the consummation of the offering.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Net (Loss) per Share, page F-13

15.   We note that you acknowledge that you have corrected the error related to your EPS calculation. Please explain to us why the corrected EPS amount is not clearly marked as "restated" and why your auditors did not refer to this error correction in their audit report.

Note 12. Income Taxes, page F-26

16. We have read your response to prior comment number 61. Please revise to expand your disclosures under this note and in your MD&A to discuss, in more detail, the positive factors considered and material assumptions described in your response regarding the future income levels necessary to overcome the negative evidence represented by the cumulative losses. Explain why the positive evidence was sufficient to overcome the negative and explain the potential impact on your future results if the income levels do not materialize.

17. Please revise to separately disclose total deferred tax assets and total deferred tax liabilities as required by paragraph 43(a) and (b) of SFAS 109.

Part II

Exhibit 5.1

18. It appears that you filed a form of legal opinion as exhibit 5.1. Please ensure that the final legal opinion refers specifically to the number of shares being registered in this offering.

19. It also appears that counsel assumes that "the issuance and sale of the Shares will have been duly authorized by all necessary corporate action of the Company." Please note that this is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K, as it assumes a material fact underlying the opinion that is readily ascertainable. Please revise.

20. Finally, please confirm that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stathis Kouninis at (202) 551-3476 or Brad Skinner, Accounting Branch Chief, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile at (212) 751-4864</u>
Kirk A. Davenport, II, Esq.
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022